SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2005

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from ____________ to ____________

Commission file number: 000-51000

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean City Home Bank Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ocean Shore Holding Co.
1001 Asbury Avenue
Ocean City, New Jersey 08226

REQUIRED INFORMATION

REQUIRED INFORMATION

Item 1-3. The Ocean City Home Bank Savings and Investment Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan intends to file such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4.

Item 4. Plan financials will be filed by amendment.

Exhibit 23.1 Consent of Crowe Chizek & Company LLC*

* To be filed by amendment.

PLAN FINANCIALS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6/28/2006

Ocean City Home Bank
Savings and Investment Plan

Emily Bruley
Plan Administrator

00278107.DOC